UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           November                , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	November 13, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.764/PR000/COM-10/2007
INTERIM DIVIDEND FOR THE YEAR 2007
Jakarta, November 12 2007 — It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk. (hereinafter referred to as “the Company”), that the Board of Directors Meeting held on November 6th, 2007 in Jakarta, approved and decided to distribute an interim dividend for the financial year 2007 in the amount of Rp. 48.45 (forty eight point forty five Rupiah) per share with a nominal value of Rp. 250 (two-hundred fifty rupiah) to all of its shareholders registered in the Company’s Shareholders Registry on December 4, 2007 at 16.00 Western Indonesian Time (WIB).
The distribution of the interim dividend is based on the Company’s Financial Statements for the period ended on September 30, 2007 (Q3-2007). In relation to that, the Company hereby announces the schedules and procedures of the distribution of the interim dividend for the financial year of 2007 as follows:
A.	SCHEDULE

Date

Recording Date	December 4, 2007

Cum Dividend
— Regular and Negotiation Market	November 29, 2007
— Cash Market	December 4, 2007
Ex Dividend
— Regular and Negotiation Market	November 30, 2007
— Cash Market	December 5, 2007

Payment Date	December 18, 2007
B.	PROCEDURES FOR THE DISTRIBUTION OF DIVIDEND
1.	The eligible shareholders are shareholders registered in the Company’s Shareholders Registry (Recording Date) on December 4, 2007 at 16.00 Western Indonesian Time (WIB), or at Kustodian Sentral Efek Indonesia (KSEI) securities account at the close of trading on December 4, 2007.

2.	For the American Depository Shareholders, the New York Stock Exchange regulations shall apply, and the interim dividend will be paid through the Custodian Bank appointed by the Bank of New York in accordance with the numbers registered at the record date at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) on December 4, 2007

3.	For shareholders whose shares are registered with KSEI, the payment of the interim dividend will be conducted through KSEI and will be distributed to the respective securities account or custodian bank on December 18, 2007. The payment receipt will be provided by KSEI to the respective securities company or the bank of the securities company or Custodian Bank where the shareholders open their accounts.

4.	For shareholders whose shares are not registered with KSEI, the Company will send a Notice of Dividend Payment (SPPD) to the shareholders’ address.
a.	Interim Dividends can be withdrawn at the nearest Bank Negara Indonesia (BNI) branches in Indonesia. The Shareholders should bring along valid original Identity Cards, or if a proxy represents a shareholder, the proxy should bring along a Power of Attorney (“POA”) along with the valid original Identity Card of both the POA Grantor and the POA Grantee.

b.	The interim dividend can only be transferred to the Shareholder’s bank account if:
—	The amount of Interim Dividends received by the shareholder is at least Rp.500,000, and

—	The shareholders must inform their bank account numbers correctly and notify the account number to PT DATINDO ENTRYCOM, Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220 before December 4, 2007.
5.	The Company will apply Income Tax Deduction in accordance with the applicable tax regulations for the payments of dividend.

6.	In accordance with Circular Letter of the Director General of Tax No. SE-03/PJ.101/1996 dated 29 March 1996, foreign Shareholders whose countries have signed Agreements to Avoid Double Taxation (AADT) with Indonesia must deliver the original letter of Domicile issued by their Governments or a copy the letter of Domicile which has been legalized by the Go Public Tax Office, to PT Datindo Entrycom or KSEI, at the latest at 16.00 Western Indonesian Time (WIB) on December 4, 2007. Without that letter, the interim dividend will be subject to 20% income tax based on PPh Article 26.
HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk
Telp : 62-21-5215109
Fax : 62-21-5220500
E-mail : investor@telkom.co.id
Website : www.telkom-indonesia.com